Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Digital Brands Group, Inc.

Austin, Texas

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 to be filed on or about June 4, 2024 of our report dated April 15, 2024, with respect to the consolidated balances sheets of Digital Brands Group, Inc. (the “Company”) as of December 31, 2023, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended, which appears in the Amendment No. 1 to the Annual Report on Form 10-K/A of the Company for the year ended December 31, 2023, which was filed on June 3, 2024. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in this Form S-3.

/s/ Macias, Gini and O’Connell LLP

Irvine, California

June 4, 2024